Exhibit 12.1
COEUR D’ALENE MINES CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine months Ended
	September 30,		Year ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Fixed Charges:
Interest expense	11,257,761	2,452,214	2,882,424	61,635	921,317	2,095,917	2,483,530
Capitalized interest	19,946,798	10,500,733	18,724,062	2,280,139	1,450,366	227,229	64,352
Amortization of public offering costs	789,199	688,673	1,843,625	302,998	302,998	302,998	407,899
Amortization of capital lease costs	—	—	—	—	—	—	687
Portion of rent expense representative of interest	2,769,883	2,394,888	4,581,055	1,717,109	1,702,999	1,687,277	1,430,833

Total fixed charges	34,763,641	16,036,508	28,031,166	4,361,881	4,377,681	4,313,421	4,387,301

Earnings:
Net income (loss) from continuing operations before income taxes	(27,068,000)	(13,042,000)	(14,128,000)	58,817,000	83,645,000	16,229,000	(23,821,000)
Fixed charges	34,763,641	16,036,508	28,031,166	4,361,881	4,377,681	4,313,421	4,387,301
Less interest capitalized	(19,946,798)	(10,500,733)	(18,724,062)	(2,280,139)	(1,450,366)	(227,229)	(64,352)
Current period amortization of capitalized interest	940,512	—	87,810	—	—	—	—

	(11,310,645)	(7,506,225)	(4,733,086)	60,898,742	86,572,315	20,315,192	(19,498,052)

Earnings in excess of fixed charges (fixed charges in excess of earnings)	(46,074,286)	(23,542,733)	(32,764,252)	56,536,861	82,194,634	16,001,771	(23,885,352)

Ratio of earnings to fixed charges	N/A	N/A	N/A	13.96	19.78	4.71	N/A

(1)	N/A — represents coverage ratio of less than 1.

(2)	Note: Net income (loss) above for years 2004 to 2006 have been restated to give effect to discontinued operations.